

P96000001360

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

000062498580

01/04/06 --01026--002 **35.00

FILED
06 JAN -4 PM 3:29
SECRETARY OF STATE
TALLAHASSEE FLORIDA

POWERCER CORPORATION

12409 Telecom Drive
Tampa, Florida 33637

December 21, 2005

Florida Department of State
Division of Corporations
Amendments Section
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

re: Amendment to the Articles of Incorporation of POWERCERV CORPORATION

Document Number P96000001360

Dear Division of Corporations:

Enclosed please find:

- Two copies of the Amendment to the Articles of Incorporation of POWERCER CORPORATION
- Check in the amount of $35.00.
- Self-addressed, stamped envelope

At your earliest convenience, please return to our office the stamped copy of the Amendment in the self-addressed stamped envelope provided.

Should you have any questions, please feel free to contact me directly at 813-624-5515.

Sincerely,



Mark Clancy
Corporate Secretary
Director



FILED
06 JAN -4 PM 3:29
SECRETARY OF STATE
TALLAHASSEE FLORIDA

Articles of Amendment to
the Articles of Incorporation

of

POWERCERV CORPORATION
(name of corporation as currently filed with the Florida Depart. of State)

P96000001360
(document number of corporation)

Pursuant to the provisions of section 607.1006, Florida Statutes, POWERCERV CORPORATION adopts the following amendments to its Articles of Incorporation:

ARTICLE I
NAME

The name of this corporation shall be IOWORLDMEDIA, Incorporated.

All other Articles of Incorporation of IOWORLDMEDIA, Incorporated remain unchanged and in full force and effect.

The Amendment was approved by a majority of the shareholders. The number of votes cast for the amendments by the shareholders were sufficient for approval. The Amendment was adopted December 12, 2005.

Signed this 21st day of December, 2005.

By: [signature]
Mark Clancy
Corporate Secretary
Director